Mail Stop 4561

May 11, 2010

Mr. Thaddeus Dupper
Chief Executive Officer, President and Director
Evolving Systems, Inc.
9777 Pyramid Court, Suite 100
Englewood, Colorado 80112

Re: **Evolving Systems, Inc.**
        Form 10-K for the fiscal year ended December 31, 2009
        Filed March 8, 2010
        Form 10-Q for the quarter ended March 31, 2010
        Filed May 6, 2010
        File No. 001-34261

Dear Mr. Dupper:

        We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

General

1.   You state on page 5 that your sale force focuses on, among other geographical areas of the world, the Middle East, Africa, and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. Also, we are aware of a July 2008 news report that you have delivered Dynamic SIM Allocation solutions to MTN South Africa, a company that is a segment of MTN Group, which has subscribers in

Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan, or Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through subsidiaries, partners, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Item 8. Financial Statements and Supplementary Data

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

2.   We note that your agreements involve multiple element arrangements, which include software license fees, warranties, maintenance and other services. We further note that revenue is allocated, as applicable, to each element based upon its fair value as determined by vendor-specific objective evidence (VSOE). Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In your response, as it relates to maintenance, describe the process used to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for maintenance vary from customer to customer or when an agreement includes services that are essential to the functionality of the delivered software? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of maintenance that you consider to be representative of VSOE and how you considered the guidance in ASC 985-605-25-6 and 7 and ASC 985-605-25-67 through 69.

3.   We note your disclosure on page 9 that a majority of your contracts provide for acceptance testing by your customers. Please describe how customer acceptance provisions included in your contracts impacts revenue recognition and how you considered the guidance in ASC 985-605-55-79 through 81.

Form 10-Q for the quarter ended March 31, 2010

Item 1. Financial Statements

Note 10 – Commitments and Contingencies

(b) Litigation, page 17

4.   We refer to your disclosure here and on page 23, which states that losses related to various legal matters are recorded to the extent they are probable and can be reasonably estimated. Please tell us the nature of these legal matters and the amount you accrued, if any, in your Condensed Consolidated Balance Sheets as of March 31, 2010. Additionally, tell us how you considered providing additional disclosure related to any pending litigation pursuant to the guidance provided in ASC 450-20-50-1 through 5.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief